UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K   REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

OMB:3235-0116
Exp:30Sept07

CONTINENTAL ENERGY CORPORATION

(Translation of registrant's name into English)

14001 Dallas Parkway, Suite 1200, Dallas, Texas 75240

(Address of registrant's principal executive offices)

For the months of: **MARCH AND APRIL 2007**   Commission File No.: **0-17863**

Under cover of this page and forming a part of this Form-6K filing please find attached the following documents:

1.   **"Press Release"**, dated March 9, 2007, "Drilling Rig Arrives in Bengara-II Block"

2.   **"Press Release"**, dated April 20, 2007, "2nd Rig Tendered for Bengara-II 2007 Drilling Program"

3.   **"Press Release"**, dated April 26, 2007, "Continental Energy Spuds Seberaba-1 Well"

All of the above listed documents have also been filed separately by the registrant electronically on SEDAR, the "System for Electronic Archiving and Retrieval", in compliance with Canadian British Columbia Securities Commission regulations in the registrant's home jurisdiction. The listed documents are available for public review and download in Adobe Acrobat® PDF file format from SEDAR's internet website, www.sedar.com.

*i - Indicate by check mark whether the registrant files annual reports under cover of **FORM 20-F X** or Form 40-F _.*

ii - Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by: Regulation S-T Rule 101(b)(1) ___ or Regulation S-T Rule 101(b)(7) ___ .

***Note:** Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.*

***Note:** Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.*

*Iii – Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934; Yes _   or **No X** . If "Yes" is marked, the file number assigned to the registrant in connection with Rule 12g3-2(b) is ___ .*

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONTINENTAL ENERGY CORPORATION   **Date: 9 March 2007**
(Registrant)

         "James D. Eger"

By: _____
      James D. Eger, Director & Secretary



Continental
ENERGY CORPORATION

PRESS RELEASE

Email: **INFO@CONTINENTALENERGY.COM**
Web: **WWW.CONTINENTALENERGY.COM**
Symbol: OTC-BB: **CPPXF**

Source: Continental Energy Corporation

Drilling Rig Arrives in Bengara-II Block

DALLAS – *March 9, 2007* – Continental Energy Corporation (OTCBB: CPPXF) today announced that the drilling rig contracted to drill in its Bengara-II Block has arrived at the NE Kalimantan staging area. Over 8,000 tons of drilling rig and related equipment and materials were transported by two barges from Jakarta harbor some 1,800 nautical miles to a remote jungle staging area within Bengara-II Block on the banks of the Seberaba River in Indonesia's NE Kalimantan province.

Construction on the riverside staging area was completed last month by Continental's drilling contractor. The staging area was upgraded utilizing a riverside site formerly employed by a local timber company to load logs felled in its nearby forestry concessions onto barges for marine delivery to plywood mills and sawmills. The Seberaba River permits barge and landing craft direct access to the staging area from the Celebes Sea ensuring efficient and cost-effective marine delivery of heavy equipment, pipe and other materials into the interior of the Bengara-II Block itself without need for intermediate transshipment points.

The same riverside staging area will be utilized as the principle logistics and supply base for delivery of materials and equipment used in support of all planned 2007 Bengara-II Block drilling activities.

The Seberaba-#1 drillsite, the first of at least 4 exploration drilling locations within the Bengara-II Block planned for 2007, is located less than one mile from the riverside staging area. An 8-meter wide dirt and gravel access road has been completed linking the staging area with the Seberaba-#1 drillsite enabling handy truck transportation of personnel, the rig, related equipment, and drilling materials.

Earth works at the Seberaba-#1 drillsite is nearing completion. The swampy site has been leveled and filled. A fresh water well has been drilled, and a wellhead cellar and drilling mud reserve pits constructed.

Additionally, construction of a base camp alongside the Seberaba-#1 drillsite is also nearing completion. The base camp will house and accommodate drilling crews and related personnel during the duration of the entire 2007 exploration drilling campaign.

Continental anticipates an early April spud of the Seberaba-#1 exploration well. Drilling of the 4,200 meters deep Seberaba-#1 is expected to take up to 70 days at a cost of over $6,000,000. The well will test large closures in four separate potential oil bearing stratigraphic zones.

On behalf of Continental Energy Corporation

"James D. Eger"

Secretary and CFO

About Continental Energy Corporation: Continental Energy Corporation is an independent oil and gas exploration company, focused entirely on making a major oil or gas discovery in Indonesia. For further information, please visit our web site at www.continentalenergy.com or contact Jim Eger at 877-762-2366, Suite 1200, 14001 Dallas Parkway, Dallas, Texas 75240.



Continental ENERGY CORPORATION

PRESS RELEASE

Email: INFO@CONTINENTALENERGY.COM
Web: WWW.CONTINENTALENERGY.COM
Symbol: OTC-BB: **CPPXF**

Source: Continental Energy Corporation

2nd Rig Tendered for Bengara-II 2007 Drilling Program

DALLAS - April 20, 2007 - Continental Energy Corporation (OTCBB: CPPXF) today announced that its 18% owned Indonesian subsidiary Continental-GeoPetro (Bengara-II) Ltd. ("CGB2") has called for tenders to provide a second drilling rig to drill the third and fourth wells of the four planned wildcat exploration wells for this year on the Bengara-II PSC, onshore East Kalimantan. Bid submission closes on the 18th of May and CGB2 expects to award the drilling contract shortly thereafter.

The Company's Exploration Manager in Jakarta, Drew Eriksson, said of the tender: "We have an ambitious exploration drilling campaign planned for 2007 and we need the second rig to ensure we meet our objective of completing 4 new exploration wells this year. We have experienced more delays than originally expected due to difficulties with construction of access roads, and in particular bridges, in the swampy jungle of the Bengara-II Block."

"The second rig is a smaller, lighter and more compact unit than the first rig we deployed and that fact should facilitate rig movement and mobilization. It cannot drill as deep as the first rig but it is sufficient to drill 2 of our 4 planned 2007 wildcats and it will of course give us the capability to speed up the program and drill two wells at the same time."

"The first rig is set to drill our first well, the Seberaba-1, to a programmed total depth of 4,000 meters (13,120 feet). That rig is now on location and rigging up and we still anticipate a spud before the end of April. The Seberaba-1 will take 75 to 90 days to drill and test. After that, the rig will be moved to drill our Punga-1 prospect to 3,800 meters (12,467 feet)."

"We would expect the second rig to be on location in July to spud the first of two other wildcats, planned for our Apung-1 and Bekawas-1 prospects, each programmed to a total depth of about 2,100 meters (6,900 feet)."

About Continental Energy Corporation:
Continental Energy Corporation is a small oil and gas exploration company, focused entirely on making a major oil or gas discovery in Indonesia. For further information, please visit our web site at www.continentalenergy.com.

For more information please contact Jim Eger at 877-762-2366, Suite 1200, 14001 Dallas Parkway, Dallas, Texas, 75240



Continental ENERGY CORPORATION

PRESS RELEASE

Email: INFO@CONTINENTALENERGY.COM
Web: WWW.CONTINENTALENERGY.COM
Symbol: OTC-BB: **CPPXF**

Source: Continental Energy Corporation

Continental Energy Spuds Seberaba-1 Well

DALLAS - April 26, 2007 - Continental Energy Corporation (OTCBB: CPPXF) today announced that its 18% owned Indonesian subsidiary Continental-GeoPetro (Bengara-II) Ltd. ("CGB2") has spudded the first well of its 4-well exploration drilling campaign planned for this year in the Bengara-II Block, onshore East Kalimantan, Indonesia.

Drilling of the 4,000 meters (13,124 feet) deep Seberaba-#1 is expected to take up to 70 days at a cost of over $6,000,000. The Seberaba-#1 will test a very large faulted structure ideally located to receive a hydrocarbon charge and trap hydrocarbons. It will test the oil production potential of four separate stratigraphic zones at depths between 1,500 to 4,000 meters.

The Company's President and CEO, Richard L. McAdoo and its Exploration Manager, Andrew T. Eriksson, will be on the rig-site to monitor formation evaluation and testing for the duration of the drilling.

CEO McAdoo said after the spudding ceremony, "The Continental team and its joint venture partners have worked long and hard to get these exciting prospects drilled. For Continental this has been a 10-year odyssey and I would like to complement and thank all our partners, management, staff, supporters, and shareholders for their patience and perseverance against long odds."

"Since we acquired the Bengara-II PSC in 1997 we have had to overcome many difficulties in addition to the routine technical and operational ones we originally expected. Raising the necessary drilling finances was delayed and complicated by the Asian financial crisis, $18 a barrel oil, investor flight after the dot.com meltdown, uncertainty over global terror events, and natural disasters in Indonesia including tsunamis, earthquakes and volcanic eruptions. Throughout, the one constant has been our confidence in the geological merits of the Bengara-II Block. "

James D. Eger, Continental's CFO, said, "This year we are going to take 4 world class shots at the 'Elephant' size oil discoveries we have dedicated our efforts to find. For Continental, a hit on any one of this year's 4 exploration wells is a company maker. "

About Continental Energy Corporation:
Continental Energy Corporation is a small oil and gas exploration company, focused entirely on making a major oil or gas discovery in Indonesia. For further information, please visit our web site at www.continentalenergy.com.

For more information please contact Jim Eger at 877-762-2366, Suite 1200, 14001 Dallas Parkway, Dallas, Texas, 75240